UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cardiome Pharma Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14159U202
(CUSIP Number)

December 31, 2008
(Date of Event which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vermillion Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,011,600[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,011,600[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,600[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cyan Opportunities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,161,279
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,161,279
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,161,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 14159U202	SCHEDULE 13G	Page 3 of 8 Pages

Item 1.	(a).	Name of Issuer: Cardiome Pharma Corp.

(b).	Address of Issuer's Principal Executive Offices:

6th Floor, 6190 Agronomy Road
Vancouver, British Columbia, Canada V6T 1Z3

Item 2.	(a).	Name of Person Filing:

i)	Vermillion Asset Management, LLC
ii)	Cyan Opportunities Fund, Ltd.

(b).	Address of Principal Business Office or, if none, Residence:

i)	267 Fifth Avenue, 7th Floor
New York, New York 10016
ii)	c/o Vermillion Asset Management, LLC
267 Fifth Avenue, 7th Floor
New York, New York 10016

(c).	Citizenship or Place of Organization:
i)	Delaware
ii)	Cayman Islands company

(d).	Title of Class of Securities: Common Stock

(e).	CUSIP Number: 14159U202

CUSIP No. 14159U202	SCHEDULE 13G	Page 4 of 8 Pages

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c.);
(d)	☐ Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with
section 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in
accordance with section 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in
accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in
section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

VERMILLION ASSET MANAGEMENT, LLC

(a).	Amount beneficially owned:	4,011,660[2]

(b).	Percent of class:	6.3%

(c).	Number of shares as to which the person has:

(1)	Sole power to vote or to direct the vote:	4,011,660

(2)	Shared power to vote or to direct the vote:	0

CUSIP No. 14159U202	SCHEDULE 13G	Page 5 of 8 Pages

(3)	Sole power to dispose or to direct the disposition of: 4,011,600

(4)	Shared power to dispose or to direct the disposition of:	0

CYAN OPPORTUNITIES FUND, LTD.

(a).	Amount beneficially owned:	3,161,279

(b).	Percent of class:	5.0%

(c).	Number of shares as to which the person has:

(1)	Sole power to vote or to direct the vote:	3,161,279

(2)	Shared power to vote or to direct the vote:	0

(3)	Sole power to dispose or to direct the disposition of: 3,161,279

(4)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another
Person:

Not Applicable

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

CUSIP No. 14159U202	SCHEDULE 13G	Page 6 of 8 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired

and are held in the ordinary course of business and were

not acquired and are not held for the purpose of or

with the effect of changing or influencing the control of

the issuer of the securities and were not acquired and are

not held in connection with or as a participant in any

transaction having that purpose or effect.

CUSIP No. 14159U202	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2009

VERMILLION ASSET MANAGEMENT, LLC

By:	/s/ Christopher Zuech
Christopher Zuech, Chief Compliance Officer

CYAN OPPORTUNITIES FUND, LTD.

By:	/s/ Christopher Zuech
Christopher Zuech, Chief Compliance Officer

_______________________

(1)        Includes shares of Common Stock of the Issuer held by Cyan Opportunities Fund, Ltd., a Cayman Islands company (“Cyan”), as reported herein, and shares of Common Stock of the Issuer held by certain accounts managed by Vermillion Asset Management LLC, a Delaware limited liability company (“Vermillion”). Vermillion controls voting and disposition of such shares.

(2)	See footnote 1.

CUSIP No. 14159U202	SCHEDULE 13G	Page 8 of 8 Pages

Joint Filing Agreement

The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 17th day of February 2009.

VERMILLION ASSET MANAGEMENT, LLC

By:	/s/ Christopher Zuech
Name: Christopher Zuech
Title:	Chief Compliance Officer

CYAN OPPORTUNITIES FUND, LTD.

By:	/s/ Christopher Zuech
Name:	Christopher Zuech
Title:	Chief Compliance Officer